SUB-ITEM 77D


  EnTrustPermal Hedge Strategies Fund I


Filed Pursuant to Rule 497
Registration No. 333-177961


ENTRUSTPERMAL HEDGE STRATEGIES FUND I
SUPPLEMENT NO. 1 DATED MAY 15, 2017 TO
THE PROSPECTUS DATED AUGUST 1, 2016
FOR THE INSTITUTIONAL SHARES AND
THE PROSPECTUS DATED AUGUST 1, 2016
FOR THE SERVICES SHARES


Recent developments
EnTrustPermal Hedge Strategies Fund I (the "Fund") announced today that the Board of Trustees of the Fund has approved the termination and liquidation of the Fund in accordance with the Maryland Statutory Trust Act. As part of the termination and liquidation of the Fund, the Board approved (i) a Plan of Termination and Liquidation, (ii) the suspension of the sale of Institutional Shares and Service Shares, (iii) the suspension of the dividend reinvestment plan of the Fund, (iv) the mandatory redemption at net asset value of Institutional Shares and Service Shares held by shareholders other than Legg Mason, and (v) the deregistration of the Fund as an investment company. It is anticipated that the redemption will be completed by the end of November, 2017. Shareholders will receive the net asset value of their Fund shares as of October 31, 2017 in cash pursuant to the redemption. In addition, effective immediately, the Fund will cease to purchase additional assets in pursuit of its investment objective.
Following the redemption, the Fund will terminate and Legg Mason will become the sole shareholder of EnTrustPermal Hedge Strategies Portfolio (the "Master Fund"). The Master Fund will continue to redeem its interests in the underlying hedge funds held by the Master Fund and distribute cash to Legg Mason as those interests are redeemed. Legg Mason has agreed that, to the extent it receives cash distributions in excess of the value of its remaining investment in the Fund as determined on the valuation date for the mandatory redemption of non-Legg Mason shareholders, excess proceeds will be distributed pro rata to the non-Legg Mason former shareholders of the Fund, or donated to charity if the expenses associated with a distribution would exceed the amount of the proceeds.
For taxable shareholders, liquidating distributions, including a mandatory redemption, will generally be treated as a sale of Fund shares that may result in a taxable gain or loss to shareholders for U.S. federal income tax purposes. In addition, it is expected that the Fund will distribute dividends of net income and/or net realized capital gains expected to be realized for the taxable year on or before the date of the redemption.
Tender offers previously accepted pursuant to Offers to Purchase dated December 22, 2016 and March 27, 2017 will be completed as scheduled pursuant to the terms of the applicable Offer to Purchase.

PRML370412


Legg Mason Partners Fund Advisor, LLC ("LMPFA") is the Fund's and the Master Fund's investment manager and prior to August 11, 2017 EnTrustPermal Management LLC ("EnTrustPermal") was the Fund's and the Master Fund's sub-adviser (the "sub-adviser").
Effective August 11, 2017, LMPFA assumed responsibility for the day-to-day management of the Fund's and the Master Fund's portfolio, as well as continuing to provide administrative and certain oversight services to the Fund and the Master Fund. Following LMPFA's assumption of the day-to-day management of the Fund's and the Master Fund's portfolio, the Fund and the Master Fund no longer have a subadviser.


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